UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
_____________________________________________

            In the Matter of
                                                   SIXTEENTH
NATIONAL FUEL GAS COMPANY                          CERTIFICATE
NATIONAL FUEL RESOURCES, INC.                      PURSUANT TO
                                                   RULE 24
File No. 70-7833

(Public Utility Holding Company Act of 1935)
_____________________________________________

          In accordance with the terms of the Order dated
December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Three and Twelve Months ended December 31, 1995. Also attached as Exhibit "B", is the Balance Sheet of NFR as of December 31, 1995.
          IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 29th day of January, 1996.

                                     NATIONAL FUEL RESOURCES, INC.


                                     By:__/s/ R. J. Kreppel_______
                                         R. J. Kreppel, President


                                     NATIONAL FUEL GAS COMPANY


                                     By:__/s/ G. T. Wehrlin_______
                                         G. T. Wehrlin, Controller

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